UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A
Amendement No.1

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

New World Resources N.V.
(Name of Subject Company)

Not applicable
(Translation of Subject Company’s Name into English (if applicable))

The Netherlands
(Jurisdiction of Subject Company’s Incorporation or Organization)

New World Resources Plc
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Ordinary Share ISIN GB00B42CTW68
(CUSIP Number of Class of Securities (if applicable))

Ivona Ročárková
Company Secretary
New World Resources N.V.
Jachthavenweg 109h
1081 KM Amsterdam
The Netherlands
(31 20) 5702200
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)

with copies to:

David Zoubek
Chief Legal Officer
New World Resources N.V.
Jachthavenweg 109h
1081 KM Amsterdam
The Netherlands
(31 20) 5702200

and

Bart Jan Kuck
Linklaters LLP
World Trade Centre Amsterdam
Tower H, 22nd floor
Zuidplein 180
1077 XV Amsterdam
The Netherlands
(31 20) 7996200

Not applicable
(Date Tender Offer/Rights Offering Commenced)

This Form CB is being furnished by New World Resources Plc., a company organized and existing under the laws of England (“New NWR”), in connection with the exchange offer for shares of New World Resources N.V. (“Existing NWR”) to effect the re-incorporation of Existing NWR in the United Kingdom (the “Exchange Offer”) .

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No

99.1*	(a) Combined Prospectus and Offer Document dated April 11, 2011.
99.3	(b) Supplementary Prospectus and Offer Document dated May 18, 2011.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in the Combined Prospectus and Offer Document and the Supplementary Prospectus and Offer Document.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No

99.2*	(1) Press release dated April 11, 2011, entitled “Publication of a Combined Prospectus and Offer Document”
99.4	(2) Press release dated May 18, 2011, entitled “Publication of a Supplementary Prospectus”

* Previously provided with the Form CB furnished to the Securities and Exchange Commission on April 12, 2011.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by New NWR with the Securities and Exchange Commission on April 12, 2011.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW WORLD RESOURCES PLC

By:	/s/ Ivona Ročárková
Name: Ivona Ročárková
Title: Company Secretary
Dated: May 19, 2011